



Daniel Kogan · 3rd

Chief Technology Officer at
Ziphycare

Brooklyn, New York, United States ·

Contact info

500+ connections

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 **Ziphycare**

 **New York University**

Experience



Chief Technology Officer
Ziphycare · Full-time
Mar 2021 – Present · 6 mos
New York City Metropolitan Area



Co-founder & Chief Numerati
YourCoach.Health
Jan 2020 – Present · 1 yr 8 mos

Founder, CTO
Myack
Apr 2011 – Present · 10 yrs 5 mos
Greater New York City Area



Savonix, Inc.
4 yrs 1 mo

Head of Technology
Mar 2021 – Present · 6 mos
San Francisco Bay Area

Chief Technology Officer
Full-time
Aug 2018 – Feb 2021 · 2 yrs 7 mos

Show 1 more role ⌄



Mentor
Blueprint Health LLC
Apr 2011 – Present · 10 yrs 5 mos

Blueprint Health is a startup accelerator based in New York
City that helps entrepreneurs improve the health and wellness
industry. We offer an intensive three-month program and
provide $20,000 of seed capital, extensive mentor …see more

Show 5 more experiences ⌄

Education



New York University
1991 – 1994



